NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
OR DISSEMINATION IN THE UNITED STATES

RED WHITE & BLOOM BRANDS INC.
(Formerly Tidal Royalty Corp.)

RED WHITE & BLOOM ANNOUNCES DATE FOR RESUMPTION OF TRADING ON THE CSE

Toronto, Ontario, June 3, 2020 – Red White & Bloom Brands Inc. (CSE: RLTY.U) (OTC Pink: TDRYF) (“RWB” or the “Company”, formerly, Tidal Royalty Corp.) is pleased to announce that further to our news release dated April 28, 2020, the common shares of the Company will resume trading on the Canadian Securites Exchange (“CSE”) at the open of trading on June 5, 2020. Trading will resume under the new symbol “CSE: RWB” in Canada and under the symbol “OTC Pink: RWBYF”in the United States. The Company has applied to trade on the OTCQX Best Market, a market designed for establied, investor-focused U.S. and international companies.  The Company will provide updates on the up-listing in the coming weeks.

The Company has also recently launched a new investor relations website and invites all interested parties to review our newly updated investor resources at: www.RedWhiteBloom.com/IR

About Red White & Bloom Brands Inc.

The Company is an investment company that is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. It is anticipated that RWB will predominately focus its investments on major markets in the United States, including Michigan, California, Massachusetts and Florida in respect to cannabis and the entire US for legal hemp CBD based products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director

Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations. When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Red White & Bloom’s business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Red White & Bloom’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others, risks related to Red White & Bloom’s proposed business, such as failure of the business strategy and government regulation; risks related to Red White & Bloom’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to Red White & Bloom and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.